1Q26 Investor Presentation

April 21, 2026


United
Community

United
Community Banks, Inc.

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential,” or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this Investor Presentation can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the United States Securities and Exchange Commission (“SEC”).

Many of these factors are beyond United’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", “noninterest expense – operating,” “operating net income,” “pre-tax, pre-provision income,” “operating net income per diluted common share,” “operating earnings per share,” “tangible book value per common share,” “operating return on common equity,” “operating return on tangible common equity,” “operating return on assets,” “return on assets - pre-tax pre-provision - operating,” “return on assets - pre-tax, pre-provision,” “operating efficiency ratio,” and “tangible common equity to tangible assets.”

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United’s underlying performance trends. Further, United’s management uses these measures in managing and evaluating United’s business and intends to refer to them in discussions about United’s operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

United Community Banks, Inc.

Company Overview



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices

$28.2 BILLION IN TOTAL ASSETS	$24.0 BILLION IN TOTAL DEPOSITS	$19.6 BILLION IN TOTAL LOANS	13.4% CET1 RBC(1)

$0.25 QUARTERLY COMMON DIVIDEND	$3.4 BILLION IN AUM	200 BANKING OFFICES ACROSS THE SOUTHEAST

MOST AWARDED BANK
in the Southeast region for retail banking customer satisfaction
- J.D. Power

BEST BANK AWARDS
for outstanding performance in small business banking in 2026
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2025 for the ninth consecutive year
- American Banker

Premier Southeast Regional Bank – Committed to Service Since 1950

- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 190 branches, 10 LPOs, and 5 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) 1Q26 regulatory capital ratio is preliminary

1Q26 Highlights

$0.69 Diluted earnings per share – GAAP

$0.70 Diluted earnings per share – operating[1]

19% Year-over-year improvement

1.22% Return on assets – GAAP

1.22% Return on assets – operating[1]

18 bps Year-over-year improvement

1.67% Cost of deposits

38 bps Year-over-year improvement

27% DDA / customer deposits

12% Year-over-year revenue growth

9.4% Return on common equity – GAAP

13.1% Return on tangible common equity – operating[1]

56.7% Efficiency ratio – GAAP

55.7% Efficiency ratio – operating[1]

57 bps Year-over-year improvement

$22.56 TBV per share[1]

10% Annual growth

3.65% Net interest margin

29 bps Year-over-year improvement

1Q26 Notable non-operating items:

$6.7 million One-time payroll transition bonus[2]

$5.2 million Gain on termination of sub-debt cap

$1.9 million Release of FDIC special assessment

Diluted Earnings Per Share



$0.58
$0.59
$0.70
$0.71
$0.69
$0.70
1Q25
4Q25
1Q26
GAAP
Operating(1)

Return on Assets



1.02%
1.04%
1.21%
1.22%
1.22%
1.22%
1Q25
4Q25
1Q26
GAAP
Operating(1)

Book Value Per Share



$28.42
$20.58
$30.17
$22.24
$30.54
$22.56
1Q25
4Q25
1Q26
GAAP
Tangible(1)

Revenue Growth



$248
$260
$277
$278
$277
3.36%
3.50%
3.58%
3.62%
3.65%
1Q25
2Q25
3Q25
4Q25
1Q26
Net Interest Income
Noninterest Income
NIM %

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

(2) One-time expense due to a payroll transition bonus associated with our change to a bi-weekly payroll cycle in arrears

Outstanding Deposit Franchise

Consistent Deposit Portfolio Growth



$ in millions
$3,160
$161
$11,597
$8,844
$2,927
$156
$11,758
$9,122
$2,848
$156
$11,797
$9,220
$3,140
$175
$11,713
$8,770
$3,107
$165
$11,745
$9,009
1Q25
2Q25
3Q25
4Q25
1Q26
Commercial
Consumer
Brokered
Public Funds

Customer Deposit Growth

- On an end-of-period basis, customer deposits grew by $237 million, or 4.0% annualized, from 4Q25
- Public funds of $3.1 billion declined by $34 million from 4Q25
- DDA comprises 27% of customer deposits

Deposit Costs Improved 9 bps in 1Q26



39% Cumulative Total Deposit Beta
5.25%
5.18%
4.58%
4.25%
4.25%
4.21%
3.77%
3.50%
2.35%
2.35%
2.20%
2.05%
2.01%
1.97%
1.76%
1.67%
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
Fed Target Average Lower Bound
United Cost of Deposits

Deposit Costs Continue to Trend Down

- Cumulative non-maturity IB deposit beta of 56% through 1Q26
- Time deposits ran off at 3.36% while new volume came on at 3.06% in 1Q26
- Short CD duration, with 52% of the $3.7 billion book maturing in the next 3 months at 3.39% average rate

Loan Growth

Consistent Loan Portfolio Growth



$ in millions
+6%
$18,425
$18,921
$19,175
$19,384
$19,602
1Q25
2Q25
3Q25
4Q25
1Q26
Loans Excl. Acquired
Acquired Loans (ANB)

1Q26 Total Loans $19.6 Billion



Home Equity
7%
Commercial Construction
5%
Residential Construction
1%
Other Consumer
1%
C&I
45%
CRE
25%
Residential Mortgage
16%

Quarter Highlights

- Loan growth of $218 million, or 4.5% annualized, from 4Q25
- Strong loan growth in targeted segments
  - C&I growth was 10% annualized in 1Q26, including $91 million, or 9% annualized, in Owner Occupied CRE and $75 million, or 11% annualized, in all other C&I
  - HELOC growth of $25 million, or 8% annualized, in 1Q26
- Construction and CRE ratios as a percentage of total RBC were 41% and 194%, respectively

Note: C&I includes Commercial & Industrial and Owner Occupied CRE

Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %



92%
78%
79%
80%
82%
82%
1Q25
2Q25
3Q25
4Q25
1Q26
United
KRX Peer Median

- Substantial balance sheet liquidity and strong regulatory capital and tangible common equity ratios
- Notified holders of intent to extinguish $100 million of subordinated debt on April 30
  - Subordinated debt currently contributes $20 million qualifying Tier 2 capital
  - $5.2 million gain on rate cap termination in 1Q26. Cap served as a hedge on subordinated debt
- Loan to deposit ratio flat from 4Q25, as strategic shift toward higher-earning assets was complemented by deposit growth
  - Loans increased $218 million in 1Q26 while investment securities decreased $202 million
- Substantially all bank funding comes from core deposit base

Tangible Common Equity / Tangible Assets %



9.2%
9.5%
9.7%
9.9%
9.9%
8.8%
1Q25
2Q25
3Q25
4Q25
1Q26
United
KRX Peer Median

Common Equity Tier 1 RBC %*



13.3%
13.3%
13.4%
13.4%
13.4%
12.1%
1Q25
2Q25
3Q25
4Q25
1Q26
United
KRX Peer Median

*1Q26 regulatory capital ratio is preliminary

Capital Ratios



Risk-Based Capital Ratios
15.1%
1.4%
0.4%
13.3%
15.1%
1.4%
0.4%
13.3%
14.8%
1.4%
13.4%
14.8%
1.3%
13.4%
14.8%
2.0%
0.6%
12.1%
14.6%
1.2%
13.4%
1Q25
2Q25
3Q25
4Q25
4Q25 KRX Peer Median
1Q26*
CET1
Additional Tier 1
Tier 2



Tangible Book Value Per Share
Capital Return
$22.24
$0.69
($0.25)
($0.11)
($0.03)
$0.02
$22.56
4Q25 TBV
GAAP Earnings
Dividends
Share Repurchases
Change in AOCI
Other
1Q26 TBV

Q1 Actions

- Repurchased $37 million of common stock (1.1 million shares) in 1Q26 at average price of $33.97 per share
  - Remaining authorization of $63 million in 2026
- Quarterly common dividend of $0.25 per share, up 4% vs. prior year

Capital Ratios

- CET1 remains above peers at 13.4%
- Leverage ratio increased 17 bps to 10.5%, as compared to 4Q25
- TCE of 9.9% flat from 4Q25 and 74 bps improved from 1Q25

*1Q26 regulatory capital ratios are preliminary

Net Interest Revenue / Margin[1]

Five Consecutive Quarters of Net Interest Margin Expansion



$ in millions
+29 bps
$212.0
$225.5
$233.6
$237.9
$232.8
3.36%
3.50%
3.58%
3.62%
3.65%
1Q25
2Q25
3Q25
4Q25
1Q26
Net Interest Revenue
Net Interest Margin (1)

- Net interest margin of 3.65% was up 3 bps from 4Q25
- Net interest revenue decreased $5.2 million from 4Q25, primarily due to day count and a smaller balance sheet, but increased $20.7 million from 1Q25
- Purchased loan accretion totaled $3.8 million and contributed 6 bps to the margin, flat from 4Q25
- Back book repricing of assets below current market pricing continues to be a tailwind
  - Over the next 12 months, $1.4 billion in fixed-rate assets with an average rate of 4.63% will contractually reprice or mature

1Q26 NIM Up 3 bps



3.62%
(0.01%)
0.02%
0.02%
3.65%
4Q25 NIM
Rate
Mix
Day Count / Other
1Q26 NIM

Yields & Costs



6.10%
6.19%
6.21%
6.05%
5.99%
3.36%
3.50%
3.58%
3.62%
3.65%
2.83%
2.76%
2.69%
2.39%
2.30%
1Q25
2Q25
3Q25
4Q25
1Q26
Loan Yield
NIM
Cost of IBL

(1) Net interest margin is calculated on a fully taxable equivalent basis

Noninterest Income



$ in millions
$35.7
$34.7
$43.2
$40.5
$43.7
$14.1
$12.8
$17.6
$15.9
$20.8
$1.4
$2.0
$2.4
$2.1
$1.9
$4.5
$4.4
$4.8
$5.2
$4.6
$6.1
$5.4
$7.1
$6.5
$6.9
$9.5
$10.1
$11.4
$10.7
$9.5
1Q25
2Q25
3Q25
4Q25
1Q26 (1)
Service Charges
Mortgage
Brokerage / Wealth Mgmt
Loan Sale Gains
Other

Linked Quarter

- GAAP noninterest income increased $3.3 million from 4Q25
  - Includes a one-time gain of $5.2 million on termination of sub-debt cap
- Operating noninterest income decreased $1.9 million from 4Q25
  - Loan sale gains of $1.9 million decreased $0.3 million from 4Q25
    - Sold $26.3 million of SBA loans and $8.3 million of Navitas loans
  - Service charges decreased $1.1 million and brokerage fees decreased $0.5 million driven by seasonality

Year-over-Year

- GAAP noninterest income increased $8.1 million from 1Q25
- Operating noninterest income increased $2.9 million from 1Q25
  - Other income improvement was driven by customer swap fees, up $0.6 million, and Treasury Management fees, up $0.4 million
  - Mortgage fee improvement driven by higher volume
    - Lock volume up 24% from 1Q25
  - Loan sale gains increased $0.5 million

(1) Mortgage income presentation above includes a negative $1.1 million mark on trading securities purchased as an economic hedge to offset volatility in the MSR asset. The mark on the MSR asset in 1Q26 was a positive $1.1 million. In GAAP financial statements, the economic hedge is reflected in Other Income, rather than in Mortgage

Noninterest Expense

Noninterest Expense


$ in millions
$141.1
$139.8
$147.9
$143.1
$150.9
$147.4
$152.0
$151.4
$157.3
$151.6
1Q25
2Q25
3Q25
4Q25
1Q26
GAAP
Operating (1)

- GAAP noninterest expense increased $5.3 million compared to the prior quarter, primarily driven by two non-operating items:
  - $6.7 million payroll transition bonus associated with our change to a bi-weekly payroll cycle in arrears
  - $1.9 million release of FDIC special assessment accrual
- Operating noninterest expense increased $0.2 million compared to the prior quarter, including seasonally higher payroll taxes, partially offset by lower variable compensation
- GAAP noninterest expense increased $16.2 million year over year
- Operating noninterest expense increased $11.8 million year over year including new hires, merit increases, and higher variable compensation

Efficiency Ratio


56.7%
56.7%
54.3%
54.4%
56.7%
56.2%
54.8%
53.1%
54.2%
55.7%
1Q25
2Q25
3Q25
4Q25
1Q26
GAAP
Operating (1)

- 1Q26 operating efficiency ratio of 55.7%
- Operating efficiency ratio improved 57 bps from 1Q25, with improvement driven by positive operating leverage
- Continued focus on hiring revenue producers in targeted segments, with net addition of 10 producers, a 6% increase from 4Q25

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Credit Quality

Net Charge-Offs as % of Average Loans


0.52%
0.45%
0.26%
0.15%
0.21%
0.08%
0.21%
0.11%
0.18%
0.08%
0.16%
0.05%
0.34%
0.26%
0.22%
0.10%
2Q24
3Q24 (1)
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
United
United Excl. Navitas

- 1Q26 net charge-offs of $10.4 million, or 0.22% of average loans, improved $6.0 million from 4Q25
- Nonperforming assets were 0.50% of total loans, up 2 bps from 4Q25
- Past due loans improved $16.7 million during the quarter and were 0.14% of total loans, down 9 bps from 4Q25
- Higher-risk loans, defined as special mention plus substandard accruing, were 2.9%, improved from 3.2% in 4Q25

Nonperforming Assets & Past Due Loans as a % of Total Loans


0.64%
0.64%
0.64%
0.51%
0.44%
0.51%
0.48%
0.50%
0.26%
0.19%
0.17%
0.21%
0.14%
0.23%
0.23%
0.14%
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
NPAs (%)
Past Dues (%)

Special Mention & Substandard Accruing Loans as a % of Total Loans


2.8%
1.3%
1.5%
3.0%
1.3%
1.7%
3.2%
1.4%
1.8%
3.1%
1.2%
1.9%
3.1%
1.4%
1.8%
3.1%
1.5%
1.5%
3.2%
1.8%
1.3%
2.9%
1.6%
1.3%
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
Substandard Accruing (%)
Special Mention (%)

(1) Includes 24 basis points of expected lifetime losses related to the 3Q24 sale of manufactured housing loans

Allowance for Credit Losses

Allowance for Credit Losses (ACL) by Product

$ in thousands	1Q25 Reserve Amount	1Q25 ACL / Loans	4Q25[(1)] Reserve Amount	4Q25[(1)] ACL / Loans	1Q26 Reserve Amount	1Q26 ACL / Loans
Owner Occupied CRE	$21,505	0.63%	$24,888	0.63%	$25,127	0.62%
Income Producing CRE	45,817	1.04%	44,071	0.88%	41,358	0.83%
Commercial & Industrial	37,704	1.50%	43,269	1.60%	43,696	1.58%
Commercial Construction	16,725	0.99%	8,286	0.83%	10,198	0.95%
Equipment Financing	47,600	2.76%	45,852	2.48%	42,862	2.26%
Residential Mortgage	29,679	0.92%	29,241	0.93%	29,333	0.94%
Home Equity	10,297	0.94%	11,849	0.90%	12,769	0.95%
Residential Construction	1,622	0.95%	1,799	0.94%	1,900	1.03%
Consumer	1,025	0.56%	1,174	0.63%	1,153	0.62%
ACL - Loans	**211,974**	**1.15%**	**210,429**	**1.09%**	**208,396**	**1.06%**
ACL - Unfunded	11,227		15,091		17,600	
Total ACL	**$223,201**	**1.21%**	**$225,520**	**1.16%**	**$225,996**	**1.15%**

- Provision of $10.9 million, down $2.8 million from 4Q25
- Allowance coverage of 1.15%, down slightly from prior quarter

Allowance for Credit Losses (ACL)

$ in millions


$11
1.21%
$212
$12
1.21%
$217
$12
1.19%
$216
$15
1.16%
$210
$18
1.15%
$208
1Q25
2Q25
3Q25
4Q25
1Q26
ACL - Loans
ACL - Unfunded
ACL - Allowance for Credit Losses / Loans %

(1) Note: Reserve amounts by product updated to capture impact of 4Q25 reclass from Commercial Construction to Investor CRE and Owner Occupied CRE, which are reflected in 2025 10-K filing

1Q26 INVESTOR PRESENTATION

Exhibits

United Community Banks, Inc.

Cultural Foundations of United Community

Our Story

Founded 76 years ago as Union County Bank, United Community has stayed true to its roots by prioritizing service. We continue to embrace our small-town, personal touch while offering a comprehensive range of personal and business banking services.

Our Core Values

Team
We play to win together as a team

Truth
We want to see things as they are, not as we want them to be

Trust
We trust in people

Caring
We treat our customers, and each other, the way that we would want to be treated

Our Vision

To Be a Legendary Bank

Our Purpose

To Build Communities

Our Accolades



J.D. POWER

Most Awarded Bank in the Southeast Region for Retail Banking Customer Satisfaction

Coalition Greenwich Awards 2025 Best Bank

Best Bank Awards for outstanding small business banking in 2026

AMERICAN BANKER

Best Bank to Work For in 2025 for the 9th consecutive year

Average Deposit Costs

$ in billions; rates annualized	1Q25		2Q25		3Q25		4Q25		1Q26	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.2	N/A	$6.4	N/A	$6.4	N/A	$6.4	N/A	$6.3	N/A
NOW	$6.1	2.47%	$6.1	2.45%	$5.8	2.39%	$6.1	2.08%	$5.9	1.95%
MMDA	$6.6	3.05%	$6.6	2.99%	$6.9	2.91%	$7.0	2.51%	$6.8	2.42%
Savings	$1.1	0.23%	$1.2	0.49%	$1.1	0.23%	$1.1	0.18%	$1.1	0.18%
Time	$3.4	3.63%	$3.5	3.47%	$3.7	3.43%	$3.7	3.29%	$3.7	3.14%
Total Interest-Bearing	**$17.3**	**2.79%**	**$17.5**	**2.73%**	**$17.5**	**2.68%**	**$17.8**	**2.39%**	**$17.5**	**2.27%**
Total Deposits	**$23.5**	**2.05%**	**$23.8**	**2.01%**	**$23.9**	**1.97%**	**$24.2**	**1.76%**	**$23.7**	**1.67%**

Navitas Performance



Navitas Portfolio
$ in millions
9.58%
9.64%
9.68%
9.70%
9.71%
9.70%
9.70%
9.63%
$1,581
$1,603
$1,663
$1,722
$1,778
$1,808
$1,848
$1,897
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
Navitas Loans $
Portfolio Yield %

- Navitas represents 9.7% of total loans
- Navitas ACL / Loans of 2.26%
- Navitas net charge-offs of $5.8 million, or 1.25% annualized, in 1Q26
  - Of the $5.8 million in NCOs, $0.6 million came from the Long Haul Trucking segment as the book shrank to just $12 million
  - Excluding Long Haul Trucking losses, Navitas losses were 1.13% of total Navitas loans



Net Charge-Offs & Weighted Average FICO Scores
758
759
760
761
761
762
762
762
1.42%
1.34%
1.43%
1.20%
1.14%
1.22%
1.11%
1.25%
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
NCOs % - Navitas
Weighted Average FICO - Total Portfolio



Navitas Portfolio Concentrations by State
11%
10%
10%
6%
5%
58%
CA
TX
FL
NY
NJ
Other States

Mortgage Activity Trends



Mortgage Locks & Sales
$ in millions
2.9%
2.9%
2.6%
2.9%
2.3%
$330
$359
$377
$319
$408
$141
$175
$175
$171
$175
1Q25
2Q25
3Q25
4Q25
1Q26
Mortgage Locks $
Loans Sold $
Gain on Sale %

- Rate locks were $408 million, up $89 million from 4Q25 and up $78 million from 1Q25
- Sold $175 million of loans in 1Q26, approximately flat to 4Q25 and up $34 million from 1Q25
- 76% of locked loans were fixed-rate mortgages, which were either sold in 1Q26 or are contemplated to be sold once closed
- 1Q26 was the strongest production quarter since 2022, in both application and lock volume, helped by a period of lower rates



Mortgage Funded Volume
$ in millions
$58
$89
$97
$80
$72
$129
$196
$185
$181
$179
1Q25
2Q25
3Q25
4Q25
1Q26
HFS Funded $
HFI Funded $

- At 71% of funded volume, purchases remained the primary driver of mortgage activity, compared to 29% refinance volume

Footprint Focused on High-Growth Southeast MSAs

Top 10 MSAs - % of Total Deposits



Rome, GA
2.0%
Myrtle Beach, SC
2.1%
Orlando, FL
2.1%
Knoxville, TN
2.8%
Gainesville, GA
3.4%
Raleigh, NC
3.9%
Nashville, TN
4.7%
Miami, FL
5.9%
Greenville, SC
8.4%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs [1]	UCBI's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Jacksonville, FL	0.78%	8.79	9.73
2) Orlando, FL	2.11%	8.32	14.57
3) Raleigh, NC	3.92%	8.28	13.27
4) Charlotte, NC	1.72%	7.18	13.18
5) Tampa, FL	0.09%	6.74	14.76
6) Greenville, SC	8.44%	6.65	14.29
7) Nashville, TN	4.67%	5.72	14.70
8) Miami, FL	5.90%	5.67	17.49
9) Atlanta, GA	22.30%	4.21	11.42
10) Richmond, VA	--	3.99	11.92
11) Washington, DC	--	2.80	8.79
12) Louisville, KY	--	2.61	11.07

United MSA Presence

Fastest Growing Mid-Sized Southeast MSAs [2]	UCBI's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Winter Haven, FL	--	10.89	16.49
2) Port St. Lucie, FL	0.16%	10.15	16.41
3) Sarasota, FL	0.15%	9.84	13.25
4) Daytona Beach, FL	--	8.49	14.36
5) Fort Myers, FL	--	8.45	13.51
6) Melbourne, FL	0.16%	7.93	13.21
7) Huntsville, AL	1.29%	7.91	8.85
8) Fayetteville, AR	--	7.73	12.74
9) Charleston, SC	1.25%	7.48	13.25
10) Pensacola, FL	--	7.10	14.38
11) Durham, NC	--	5.11	12.79
12) Columbia, SC	0.22%	4.81	11.86
13) Knoxville, TN	2.77%	4.76	13.09
14) Winston-Salem, NC	0.00%	4.17	10.64
15) Chattanooga, TN	0.21%	3.75	10.20

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q25	2Q25	3Q25	4Q25	1Q26
Noninterest Income					
Noninterest income - GAAP	$ 35,656	$ 34,708	$ 43,219	$ 40,462	$ 43,746
Gain on terminated cash flow hedge	-	-	-	-	(5,184)
Noninterest income - operating	$ 35,656	$ 34,708	$ 43,219	$ 40,462	$ 38,562
Noninterest Expense					
Noninterest expense - GAAP	$ 141,099	$ 147,919	$ 150,868	$ 152,048	$ 157,302
Payroll transition bonus	-	-	-	-	(6,704)
FDIC special assessment accrual reversal	-	-	-	-	1,885
Merger-related and other charges	(1,297)	(4,833)	(3,468)	(606)	(873)
Expenses - operating	$ 139,802	$ 143,086	$ 147,400	$ 151,442	$ 151,610
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.58	$ 0.63	$ 0.70	$ 0.70	$ 0.69
Payroll transition bonus	-	-	-	-	0.04
Gain on terminated cash flow hedge	-	-	-	-	(0.03)
FDIC special assessment accrual reversal	-	-	-	-	(0.01)
Merger-related and other charges	0.01	0.03	0.02	0.01	0.01
Deemed dividend on preferred stock redemption	-	-	0.03	-	-
Diluted earnings per share - operating	$ 0.59	$ 0.66	$ 0.75	$ 0.71	$ 0.70
Book Value Per Share					
Book value per share - GAAP	$ 28.42	$ 28.89	$ 29.44	$ 30.17	$ 30.54
Effect of goodwill and other intangibles	(7.84)	(7.89)	(7.85)	(7.93)	(7.98)
Tangible book value per share	$ 20.58	$ 21.00	$ 21.59	$ 22.24	$ 22.56
Return on Tangible Common Equity					
Return on common equity - GAAP	7.89 %	8.45 %	9.20 %	9.48 %	9.35 %
Payroll transition bonus	-	-	-	-	0.58
Gain on terminated cash flow hedge	-	-	-	-	(0.45)
FDIC special assessment accrual reversal	-	-	-	-	(0.16)
Merger-related and other charges	0.12	0.42	0.29	0.05	0.07
Deemed dividend on preferred stock redemption	-	-	0.34	-	-
Return on common equity - operating	8.01	8.87	9.83	9.53	9.39
Effect of goodwill and intangibles	3.20	3.47	3.73	3.78	3.66
Return on tangible common equity - operating	11.21 %	12.34 %	13.56 %	13.31 %	13.05 %

Non-GAAP Reconciliation Tables

	1Q25	2Q25	3Q25	4Q25	1Q26
Return on Assets					
Return on assets - GAAP	1.02 %	1.11 %	1.29 %	1.21 %	1.22 %
Payroll transition bonus	-	-	-	-	0.07
Gain on terminated cash flow hedge	-	-	-	-	(0.06)
FDIC special assessment accrual reversal	-	-	-	-	(0.02)
Merger-related and other charges	0.02	0.05	0.04	0.01	0.01
Return on assets - operating	1.04 %	1.16 %	1.33 %	1.22 %	1.22 %
Return on Assets to Return on Assets - Pre-Tax, Pre-Provision					
Return on assets - GAAP	1.02 %	1.11 %	1.29 %	1.21 %	1.22 %
Income tax expense	0.29	0.31	0.38	0.37	0.35
Provision for credit losses	0.23	0.17	0.11	0.19	0.16
Payroll transition bonus	-	-	-	-	0.10
Gain on terminated cash flow hedge	-	-	-	-	(0.08)
FDIC special assessment accrual reversal	-	-	-	-	(0.03)
Merger-related and other charges	0.01	0.07	0.05	0.01	0.01
Return on assets - pre-tax, pre-provision - operating	1.55 %	1.66 %	1.83 %	1.78 %	1.73 %
Efficiency Ratio					
Efficiency ratio - GAAP	56.74 %	56.69 %	54.30 %	54.40 %	56.66 %
Payroll transition bonus	-	-	-	-	(2.41)
Gain on terminated cash flow hedge	-	-	-	-	1.03
FDIC special assessment accrual reversal	-	-	-	-	0.68
Merger-related and other charges	(0.52)	(1.85)	(1.25)	(0.21)	(0.31)
Efficiency ratio - operating	56.22 %	54.84 %	53.05 %	54.19 %	55.65 %
Tangible Common Equity to Tangible Assets					
Equity to assets ratio - GAAP	12.56 %	12.86 %	12.78 %	12.99 %	12.97 %
Effect of goodwill and intangibles	(3.06)	(3.10)	(3.07)	(3.07)	(3.05)
Effect of preferred equity	(0.32)	(0.31)	-	-	-
Tangible common equity to tangible assets	9.18 %	9.45 %	9.71 %	9.92 %	9.92 %

Glossary

ACL – Allowance for Credit Losses	MH – Manufactured Housing
ALLL – Allowance for Loan Losses	MLO – Mortgage Loan Office
AOCI – Accumulated Other Comprehensive Income (Loss)	MMDA – Money Market Deposit Account
AUM – Assets Under Management	MTM – Marked-to-Market
BPS – Basis Points	MSA – Metropolitan Statistical Area
C&I – Commercial and Industrial	MSR – Mortgage Servicing Rights Asset
C&D – Construction and Development	NCO – Net Charge-Offs
CECL – Current Expected Credit Losses	NIM – Net Interest Margin
CET1 – Common Equity Tier 1 Capital	NOW – Negotiable Order of Withdrawal
CRE – Commercial Real Estate	NPA – Non-Performing Asset
DDA – Demand Deposit Account	OO CRE – Owner Occupied Commercial Real Estate
EOP – End of Period	PCD – Loans Purchased with Credit Deterioration
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FTE – Fully-Taxable Equivalent	RBC – Risk Based Capital
GAAP – Accounting Principles Generally Accepted in the USA	ROA – Return on Assets
HELOC – Home Equity Line of Credit	SBA – United States Small Business Administration
IBL – Interest-Bearing Liabilities	TCE – Tangible Common Equity
KRX – KBW Nasdaq Regional Banking Index	USDA – United States Department of Agriculture
LPO – Loan Production Office	YOY – Year over Year